Date : May 6, 2011

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Louis Rambo/Daniel Morris, Staff Attorneys

Division of Corporation finance

Re: China Inc.,

Amended Registration Statement on Form S-1

Filed December 27, 2010

File No.333-169406

Dear Mr. Louis Rambo or Mr. Daniel Morris:

In response to your lettered dated January 14, 2011, concerning the Amended Registration Statement on Form S-1 filed on December 27, 2010, we provide the following response:

General

1. Please tell us whether you intend to file correspondence to withdraw the request for acceleration contained in your response letter dated December 23, 2010.

Response: The Company has filed a written correspondence to withdraw the request for acceleration on January 20, 2011.

2. Please move the dealer prospectus delivery obligation to the outside back page of the prospectus. Refer to item 502(b) of Regulation S-K.

Response: The Company has moved the dealer prospectus delivery obligation to the outside back page of the prospectus.

Cover Page

3. We note your response to prior comment 4. It is unclear whether the account established at Chase Bank is an escrow account . Please advise.

Response: The account established at Chase Bank was a non-interest bearing, special account and it was not an escrow account.

Prospectus Summary, page 3.

4. We note that you have removed nearly all reference to your products from your summary. Briefly revise to discuss your significant products, if any, and whether they are currently available for sale or under development. Additionally, revise to clearly distinguish between your products and the products you intend to sell on behalf of other companies. Note that an expanded discussion should appear in the business section.

Response: The Company has restored all relevant products with an expanded discussion in our business and product sections.

5. We see your discussion of financial amounts as of June 30, 2010. Since you have filed interim financial statements through September 30, 2010, discussion of financial amounts should be updated to reflect the most recent results.

Response: We have updated our financial amounts to reflect to the most recent results.

6. We note your response to prior comment 24 in which you state that you have commenced your planned operations. Please reconcile this statement in your disclosure on page 4 that raising $50,000 will be sufficient for you to become operational and sustain operations for the next twelve months.

Response: The Company has reconciled this statement in our disclosure on page 4.

Definition, page 4

7. We note your response to prior comment 1 and reissue. for instance, we note your discussion of the benefits of cadmium telluride on page 4.

Response: The Company has provided an alternative definition of Cadmium telluride.

Selected Financial Data, page 5

8. We refer to your response to prior comment 26. However, it appears that label ' audited" still appears in the column headings of Selected Financial Data including for periods which would not appear to be audited. Please remove this label Where true, you may indicate that amount were derived from your audited financial statements. Unaudited data should continue to be labeled " unaudited."

Response: The Company has made revisions of the column headings of Selected Financial Data.

9. Please ensure that amounts presented in your table agree to the financial statements. For example,

we note that your net loss from Inception to September 30, 2010 is $18,817 rather than $12,564.

Response: The company has made revision of the amounts in our table that agreed to the financial statements. We have updated our financial statements as of March 31, 2011.

Risk Factors, page 5

10. We note your response to prior comment 27; however, the prior comment did not request that you delete all generic risk factors as you indicate in your response. Rather, the prior comment requested that you revise cursory, generic or otherwise incomplete risk factors to fully discuss the relevant risks to investors. We reissue prior comment 27 and request that you restore and expand your risk factor disclosure, as appropriate.

Response: The Company has restored all relevant risk factors .

11. Refer to prior comment 32. Please tell us the basis for your belief that you will generate revenues within twelve months. See, for instance, the first sentence of page 4.

Response: Refer risk factor (2), the Company has removed certain statement that is not able to substantiated.

12. Your response to prior comment 37 is unclear. Please tell us whether the voting agreement mentioned in your initial registration remains in effect and whether you intend to file the agreement.

Response: Please be advised the voting agreement mentioned was an error in description. We do not have a written voting agreement. This risk factor has been deleted.

(2) There may be risks associated with research .... Page 5

13. We note your response to prior comment 33. Given its significance, please revise to expand your discussion of this risk.

Response: The Company has expanded the disclosure of this risk factor.

(3) We may not be able .... page 6

14. We note your response to prior comment 35. Please revise this risk factor for clarity.

Response: The Company has revised this risk factor for clarity.

(6) The provisions of our articles of incorporation .... page 6

15. This risk factor does not currently explain the risk to investors presented by directors' authority under your Articles of Incorporation to adopted, amend or repeal the bylaws of your corporation.

We note the risk factor accordingly or add to new risk factor to describe the risk posed to investors.

Response: The Company has revised this risk factor .

(7) Certain provisions of our Articles ....... Page 6

16. We note your revisions in response to prior comment 30 and reissue. Please expand this risk factor, or add a new risk factor, to address the risk to investors presented by director's authority under your Article of Incorporation to adopt, amend or repeal the bylaws of your corporation. We note the risk factor that you have added does not address this particular risk.

Response: The Company has revised this risk factor .

(13) Our sole officer and director ....Page 8.

17. We note your revisions in response to prior comment 38. Your revised disclosure states that your sole officer will own a higher percentage of shares if the maximum offering is sold, as opposed to the minimum offering. Given your disclosure that your officers, directors and affiliates may not participate in the offering, please advise.

Response: The Company has revised this risk factor 23.

Item 4. Use of Proceeds, page 9

18. We reissue prior comment 43 as it does not appear that you provided a response. With a view to disclosure, please tell us whether any proceeds in this offering can be used for salary or other payments to your executive officer.

Response: The proceeds in this offering will not be used as salary for Ms. Tian.

Item 6. Dilution, page 9

If 30,000,000 Million Shares are Sold; page 10

19. Show us how post offering net tangible book value of $383,938 was determined.

Response: The Company has revised the post offering net tangible book value based on our interim financial statements.

Net Tangible Book Value ($57,083) + Gross Proceed ( $300,000)- Offering Expenses ( $2,500) =

$355,083.

If 5,000,000 Million Shares are Sold., page 10

20. Show us how post offering net tangible book value of $133,938 was determined.

Response: The Company has revised the post offering net tangible book value based on our interim financial statements.

Net Tangible Book Value ( $57,083) + Gross proceed ( $50,000)- Offering Expenses ( $2,500)=

$104,583.

Existing Stockholders if all of the Shares are Sold, page 10.

21. Tell us why Net Tangible Book Value per share Before Offering is $(0.0019) in the table and

$0.0015 in the narrative above the table.

Response: The Company has revised the Net Tangible Book Value per share Before Offering.

Net Tangible Book Value ($57,083) divided by the number of outstanding shares before the offering (45,000,000) =$0.0013.

Item 8: Plan of Distribution, page 11

22. We note your responses to prior comments 48 and 49. Your responses appear to focus on whether you will extend the offering; however, the prior comment seeks disclosure regarding your intentions should any material changes to the material changes to the offering occur. Please provide disclosure regarding what events will constitute material changes to the offering and the effects such changes would have on the rights of the investors.

Response: The Company has revised this section accordingly. Page 11.

23. We note your response to prior comment 50. It appears that you have revised the prospectus to reproduce statutory language. However, it is not sufficient merely to reproduce statutory language without further analysis. We note, for instance, the final bullet on page 2. Please revise accordingly.

Response: The Company has revised this section accordingly. Page 11.

24. We note your response to prior comment 52 and reissue in part. Please clarify whether the offering proceeds may be used (for any purpose whatsoever) prior to the completion of the offering. In addition, please disclose who decides whether the minimum offering requirements have been met. Also, file a copy of any additional instruction or rule that is provided to the company or any third parties or employees involved in administering the investor funds.

Response: The Company has revised this section accordingly. The offering proceeds may not be used (for any purpose whatsoever) prior to the completion of the offering. Ms. Tian has the sole responsibility to monitor if the minimum offering has been met.

25. We note your response to prior comment 55. Please revise to disclose whether you retain the right to reject subscriptions and if so, the bases up which you may reject.

Response: Subscriptions may be accepted or rejected for any reason or for no reasons.

Shares Eligible for Future Sales, page 13.

26. Please revise your disclosure for clarity and consistency with Rule 144. Also, please avoid unnecessary duplication.

Response: The Company has revised this section, please refer to the revised paragraph on page 13.

Anti-Takeover Provisions, page 13.

27. We note your response to prior comment 58. However, it does not appear that you have described all provisions of your Article of Incorporation or Bylaws that would have the effect of delaying, deferring or preventing a change in control. For example, you have not discussed the Board's power to determine its size pursuant to Section 2 article 11 of Exhibit 3.2. Therefore, we reissue the prior comment.

Response: The Company has revised the Anti-Takeover Provisions accordingly. page 13.

Description of Business, page 14

28. We note your response to prior comment 59. Please expand your disclosure to more clearly describe the nature of your present operations and your development during the past three years. Refer to Item 101 of Regulation S-K.

Response: The Company has made some revisions for our description of business, page 14.

29. We note your response to prior comment 21. Please tell us why you believe the comment is no longer applicable. We note that your business model calls for the sale of solar panels through the internet.

Response: Our website is still being developed and not fully functional to take any on-line orders.

30. We note your response to prior comment 22 and reissue the comment. Please tell us the extent to which you operations are conducted outside of the United States.

Response: Our principle operation is in the United States of America. We outsourced research and development activities, website design project to China.

31. We note the second paragraph on page 14. We also note your response to prior comment 19. Please disclose type of materials or components supplied under the agreement and term and termination provisions. In addition, please clarify the meaning of item (d).

Response: : Our detailed supply agreement with our vendors is considered confidential commercial information. We will file as Exhibit 99.3 , under the Confidential Treatment Order.

32. We note your response to prior comment 41. We also note your disclosure in the first paragraph on page 21. Please tell us where you have added disclosure regarding your arrangements with United Laboratories as requested in the prior comment. In addition, please file your agreement(s) with United Laboratory.

Response: Our detailed supply agreement with our vendors is considered confidential commercial information. We will file as Exhibit 99.4 under the Confidential Treatment Order.

33. We are unable to locate your response to prior comment 60. Please advise.

Response: Our supply agreement with our vendors is considered confidential commercial information. We will file it as Exhibit 99.5 under the Confidential Treatment Order.

Competition, page 15

34. We note your response to prior comment 62. With a view to disclosure, please tell us the basis for your beliefs regarding your competitive position with respect to the factors identified in the last paragraph of this section.

Response: We have removed the last paragraph of this section. Page 15.

Our Business strategies, page 15

35. Please expand your discussion of the basic strategies set forth in this section. Your prospectus should address how you plan to pursue these strategies. We note, however, as an example and without limitation, that your prospectus does not discuss the significance of labor costs despite your suggestion in the second bullet of this section that low labor costs are integral to your ability to implement your business plan.

Response: Please refer to our expanded discussion of our business strategies in the second bullet in this section. page 15

Our Products, page 16

36. Please provide objective support for the claims made in response to prior comment 65.

Response: As we have disclosed in our product section, Ningbo Solar is on the approved vendor list from the California Department of Energy.

37. It is unclear why you believe prior comment 66 is inapplicable. We reissue that prior comment. Please revise or advise.

Response: Please refer to our prior comment 66. The Company has removed our website because we believe our website does not form as a part of our registration statement. We have provided expanded discussion about our products elsewhere in our business and product sections.

38. Please tell us when and why you discontinued your solar hot water products. In addition, please tell us the significance of these products to your overall product line.

Response: The Company has restored all our solar related products. These solar related products are significant to our overall product line because they all powered by solar energy.

Vendors and Manufacturers, page 16

39. We note your response to prior comment 68, Please clarify where the solar panels were stored. Also, given your disclosure that you have no revenues to date, please tell us whether the solar panels are still being stored or have been discarded. If they are still being stored, please tell us where and disclose the cost to you.

Response: Our solar panels are still being stored at a warehouse located in the Los Angeles, California. There has been no storage charges incurred in this storage facility.

40. Please file your supply agreement with Himin Solar.

Response: Our detailed supply agreement with our vendors is considered confidential commercial information. We will file as Exhibit 99.6 under the Confidential Treatment Order.

Customer Profiles, page 17

41. Please revise this section to state, if true, that you have no revenues to date.

Response: The company has not earned any revenues to date.

Research and Development, page 17

42. We note that you have deleted reference to several of your products. However, it is unclear why,

please tell us the status of the products previously identified in this section.

Response: The Company has restored our products and provided expanded discussion in our Product section. page 16.

43. We note your response to prior comment 23 and reissue the comment. Disclose with more detail the extent of your research and development activities, including an expanded description of the facilities that were used and by whom the research was conducted. In your next amendment, please identify the institution of higher learning that you outsourced your research to and expand you discussion of the terms of any material research agreements. Please also file these agreements.

Response: Our detailed Research and Development agreement is considered confidential commercial information. We will file as Exhibit 99.7 under the Confidential Treatment Order.

Government Regulation, page 18

44. We note your response to prior comment 74 and reissue the comment. Please provide greater detail regarding the regulations that will impact your business and disclose in greater detail the effect of those regulations.

Response: The Company has revised the section Government Regulation on page 18.

Dependence on Government Subsidies, page 18

45. We note your response to prior comment 75 and reissue the comment. Please revise to clarify whether you have qualified for any government subsidies or incentives. In addition, please tell us the basis for your statements in this section.

Response: The Company has revised the section Dependence on Government subsidies on page 18.

Management's discussion and analysis, page 19

46. Please clarify the meaning of your statement that no material agreements are ready to file as exhibits.

Response : We were in discussion with potential investors China. Our potential Investors will not be able to commit any funding in writing ( material agreements) until at such time our registration statement became effective.

Plan of Operation, page 21

47. We note your response to prior comment 78. However, it is unclear why you believe that the comment is inapplicable given that your prior filing disclosed that you already have a website. Therefore, we reissue the comment. Please revise or advise.

Response: Our website is being developed and it is subject to changes and updated periodically.

48. Please tell us why it is essential to have your own warehouse in Houston.

Response: Please refer to brief discussions at the Plan of Operations, subsection: Construct Our Own warehouse, page 21.

49. Please provide us with greater detail regarding your estimates as to the cost of construction and the bases for such estimates.

Response: Our construction estimation for warehouse is considered confidential commercial information. We will file it as Exhibit 99.8 under Confidential Treatment Order.

Results of Operations, page 21

50. We refer to your responses to prior comments 84 and 103. Please indicate the MD&A the specific dollar amounts related to each of salaries, legal and audit fees. Also, since you have not incurred any costs related to marketing research and research and development, please revise your discussion to clearly describe the arrangement in which you have engaged in such activities without incurring any costs.

Response: The Company has revised the Results of Operations, page 21.

Liquidity and Capital Resources, page 21

51. We note your response to prior comment 86 and reissue. Please revise to discuss your liquidity needs for the next twelve months. Discuss how you determined the minimum and maximum amounts of this offering and explain the effect on your liquidity if you do not raise the maximum amount.

Response: The Company has revised the Liquidity and Capital resources. Page 21.

52. We acknowledge your responses to prior comments 85 and 113. We see that the loan from Ms.Jia is a promissory note rather than a convertible note payable. Plead add disclosure that describes or clearly referenced to a description of your obligations to Ms. Jia.

Response: The Company has included appropriate disclosure in the Liquidity and Capital Resources section. Page 21.

53 Please expand MD &A to discuss that your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

Response: The Company has mentioned our auditor's concern in the section at Liquidity and Capital resources, page 21.

Business Experience, page 22

54. We note your response to prior comment 36. Please revise your disclosure to describe in greater detail the work experience of your sole employee, officer and director, including her specific duties at Great Wall Builders Ltd.,

Response: Please refer to the expanded biography of Ms.Tian page 22.

Directors, Executive Officers .... page 22

55. We note your response to prior comment 89. Please add appropriate risk factor disclosure regarding your officer's potential conflicts of interest.

Response: The company does not anticipate any potential conflicts of interest.

56. With a view to disclosure, please provide greater detail regarding your executive officer's ownership of, and current involvement in, Valor solar Company and Apple solar Company. In addition, please provide us with a discussion of the relationship between these two companies and China Inc., In this regard, that your initial registration statement indicated that your corporate website was www.valorsolar.com

Response: There were no established business relationships among Apple Solar Company, Valor Solar Company and China Inc.. China Inc., no longer used www.valorsolar.com as our corporate website. China Inc as a new website.

57. We note your response to prior comment 92 and reissue the comment.

Response: Please refer to Ms. Tian expanded biography.

Summary Compensation Table, page 23

58. Please revise the summary compensation table to comply with Item 402 of Regulation S-K. Include appropriate narrative disclosure as appropriate to ensure that compensation any be understood by investors.

Response: The Company has included an appropriate narrative disclosure as additional footnote. Page 23.

Certain Relationships and Related Transactions, page 24.

59. Please tell us whether the deferred compensation agreement is written or oral. If written, please file it.

Response: It was an oral agreement.

Financial Statements, page 25.

60. We acknowledge your response to prior comment 96 and see that you have attempted to provide interim and annual financial statements in a combined presentations. However, your presentation does not include all the financial statements for all interim and annual periods required by Article 8 Regulation S-X. Accordingly, please revised the present financial statements for each interim and annual period required under Article 8 Regulation S-X.. in that regard, revise to present the following:

•         Balance sheets as of September 30, 2010, June 30, 2010 and June 30, 2009.

•         Statements of operations for the quarters ended September 30, 2010 and 2009 and for the annual periods ended June 30, 2010 and 2009.

•         Statements of cash flows for the quarters ended September 30, 2010 and 2009 and for the annual periods ended June 30, 2010 and 2009.

You should continue to present development stage cumulative statements of operations, cash flows and stockholder's equity from inception. Further, all unaudited interim financial statements should be clearly labeled " unaudited.".

Response: The Company has updated our interim financial statements as of March 31, 2011.

61. Please update the financial statements when required by Rule 8-08 of Regulation S-X. In that regard,

for any amendment to your Form S-1 filed after February 11, 2010, you must include updated interim financial statements.

Response: The Company has included updated interim financial statements.

62. We acknowledge your response to prior comment 98: however, it appears that certain column headers continue to be labeled' audited.". Accordingly, to the extent individual financial statements are included in the scope of the audit report, please delete the labels ' audited" from the column leaders. In that regard, it does not appear that financial statements for the quarter ended June 30, 2009 or the development stage cumulative data from inception through September 30, 2010 would be audited.

Response: The Company has made revisions.

Statement of Operations, page F-3

63. Please ensure that your financial statements reflect mathematically accurate totals and subtotals. for example, we note that Net Loss for the Period of inception through September 30, 2010 should be $18,817 rather than $12,817.

Response: The Company has made revisions. Page F-3.

64. We refer to your response to our prior comment 101. You indicate that you issued 45 million shares for ` land in May 2008. Tell us how weighted-average shares outstanding for the years ended June 30, 2009 and 2010, and the interim periods of September 30, 2009 and 2010 is not 45 million. Provide your calculation of weighted average shares and explain the basis in GAAP for your determination.

Response: The Company has made revisions. Page F-3.

65. Please delete the net loss per shares and weighted average number of shares formatting from the bottom of the since inception column.

Response: The Company has made revision. F-3.

Condensed Statement of Cash Flows, page F-4.

66. We acknowledge your response to prior comment 104. It appears you re-labeled the total for your previous operating section as " net cash provided by financing activities.". Please refer to FASB ASC 230 which indicates the statement of cash flows should have three sections reflecting: operating activities, investing activities, and financing activities, as applicable. Each section should reflect its own activities and totals of cash flow provided by or used in that activity. Please move the proceeds from the related party borrowing out of the operating activity section and into a separate financing activity section, as appropriate.

Response: The Company has made revision. F-4.

Statement of Stockholder's Equity, page F-5

67. Please revise your subtotals to reflect dates that agree with the corresponding balance sheet amounts as of each reporting period end ( e.g., balances should be reported as of June 30, 2009 rather than may 30, 2009).

Response: The Company has made revisions. F-5

Notes to the Financial Statements, page F-6

68. Please revise to provide the representation on interim financial statements specified in Instruction 2 to Rule 8-03 of Regulation S-X.

Response: The management has made an affirmative statement regarding the representation on interim financial statements specified in instruction 2 to Rule 8-03 of Regulation S-X. Please refer to the management's affirmative statement under the caption " Nature of Operation, F-6.

69. We refer to our prior comment 111. We see your revised discussion of the receipt of the solar panels on page 16. Please tell us whether you have taken title to the products or whether they are consignment inventory. If you have taken title to the solar panels, tell us how you have accounted for the inventory received.

Response: We have taken title to the solar panels but we have not accounted for as inventory received.

Note 3. Income Taxes, page F-8

70. We refer to our prior comment 112. it appears you continue to present gross deferred tax assets as opposed to tax affected deferred tax assets. Please revise the table of deferred taxes to present tax- affected amount for both the deferred tax assets and valuation allowance.

Response: The Company has revised the table of deferred taxes to present tax-affected amounts for both the deferred tax asset and valuation allowance.

71. As a related matter, please tell us why you now have a net deferred tax asset of $6,564 which is not reflected on your June 30, 2010 balance sheet. In that regard, we note your disclosure that you have fully reserved" deferred tax assets.

Response: Net deferred tax asset of $6,564 will be updated in our interim financial statements.

Note 6. Exchange of Non-monetary Assets for Capital Stock, page F-10

72. To assist us in understanding how you have applied SAB Topic 5-G, please tell us what Ms. Jia paid for the land that was subsequently exchanged for her controlling interest in your shares. Also, describe the nature of the consideration she paid to obtain the land.

Response: Ms. Tian Jia paid $83,938 for the land that was subsequently exchanged for 45,000,000 shares of common stock for China Inc., If there are alternative accounting treatments other than SAB Topic 5-G, please advised.

Exhibits

73. We note your response to prior comment 40. However, we are unable to locate exhibit 99.2. Please advise.

Response: Exhibit 99.1 is identical to Exhibit 99.2. It was our error in labeling the exhibits.

74. Please fill all material agreements with your next amendment.

Response: All Exhibit(s) requested under the Confidential Treatment order will be filed separately . please refer to our response(s): (31) (32) (33) (40) (43) (49).

Exhibit 5.1

75. Please revise the third paragraph of the opinion for clarity.

Response: An updated legal opinion letter is included in this filing.

END

If you have any questions, please contact our attorney, Connie Trieu at (504) 301-4525 or by facsimile at (504) 301-4683. and provide an extra copy to Fax: (281) 776-9101 Att: Tian Jia

Best Regards,

China Inc.,

/s/ Tian Jia

Chief Executive officer/

Chief Financial Officer